Mail Stop 4561

October 12, 2006

By U.S. Mail and facsimile to (703) 707-5018

Steven L. Lilly
Chief Financial Officer
National Rural Utilities Cooperative Finance Corporation
2201 Cooperative Way
Herndon, VA 20171

> **Re:** **National Rural Utilities Cooperative Finance Corporation**
> **Form 10-K for Fiscal Year Ended May 31, 2005**
> **Forms 10-Q for Fiscal Quarters Ended**
> **August 31, 2005, November 30, 2005**
> **Filed January 12, 2006**
> **File No. 001-07102**

Dear Mr. Lilly:

      We have reviewed your response to our review filed with the Commission on September 11, 2006 and have the following additional comment. Where indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements, page 43

Consolidated and Combined Statements of Operations, page 50

1. We have reviewed your proposed revisions to your statement of operations provided in your previous response. Your proposed income statement format

does not appear to comply with the format set forth in Article 9-04 of Regulation S-X for the following reasons:

a) Article 9 requires the presentation of the components of interest income as well as interest expense on either on the face of the financial statements, or in the notes. We note your proposed note disclosure of the components of interest income included in your response. In addition to the items set forth therein, please disclose the components of your actual interest income line item, as well as the components of your interest expense.

b) We note that you include recovery of guarantee fees in your provision for loan losses. Per review of your discussion of the guarantees you issue in Management's Discussion and Analysis included in your 2006 Form 10-K, these guarantees appear to function in a similar manner to loan commitments. Therefore, it is inappropriate to present your provision for guarantees as a part of the provision for loan losses since that reserve relates to financial assets already recorded in your balance sheet. Additionally, it should not be included in your measure of net interest income after the provision for loan losses.   Refer to paragraph .08(d) of SOP 01-6.

c) Non-interest income and expense should be presented in separate sections within your income statement, with subtotals for each section.

d) The components of your general and administrative expense should be separately disclosed within your non-interest expense section, to include salaries, occupancy expense, etc.

e) You present derivative gain (loss) and foreign currency adjustments separately within your income statement and you present the gain on sale of building and land separately within your income statement. Both of these items should be included within non-interest income or non-interest expense as appropriate. If you would like to present additional information regarding these line items, please consider the use of subtotals within each section or an additional footnote disclosure.

f) You report interest income from securities as a component of interest income. Please revise your income statement to present your net gains and losses on the sale of these items as a separate line item within non-interest income, if applicable.

g) You are presenting a net margin loss in your income statement, and you have labeled the components of your interest income as operating income in your proposed note disclosure. The use of these terms implies the continuing use of an Article 5 style presentation. However, your net income is the measure that should be reported in accordance with Article 9. Please revise to label net margin as net income and your operating income as interest and fees on loans.

* * * * *

Please respond to our comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment, and provide any requested supplemental information. Please file your response on EDGAR and provide us with your proposed disclosures to be included in future filings. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant